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                              August 15, 2022

       James A. McCarthy
       Chief Financial Officer
       Wilhelmina International, Inc.
       5420 Lyndon B Johnson Freeway, Box #25
       Dallas, Texas 75240

                                                        Re: Wilhelmina
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated July
14, 2022
                                                            File No. 001-36589

       Dear Mr. McCarthy:

              We have reviewed your July 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 6, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Note 2. Summary of Significant Accounting Policies
       Revenue Recognition, page F-8

   1. We note your response to comment 1. Please tell us which parties in your direct bookings are your customer(s)
under ASC 606 and how you arrived at your conclusion, including your contemplation of
sources of consideration and services provided in exchange for the consideration received.
   2. For your direct bookings, please tell us what your performance obligations are and how you identified those
performance obligations under ASC 606.
   3. In your response to comment 1, you state that you consider various indicators including discretion in talent
selection in your assessment of whether you are acting as a principal or
 James A. McCarthy
Wilhelmina International, Inc.
August 15, 2022
Page 2
         an agent. Please explain to us in further detail what you mean by discretion in talent selection.
4. Please provide us with copies of standard talent and client agreements. To the extent contracts vary materially between different categories of customers, please separately provide copies of those contracts.
       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions.



FirstName LastNameJames A. McCarthy                            Sincerely,
Comapany NameWilhelmina International, Inc.
                                                               Division of
Corporation Finance
August 15, 2022 Page 2                                         Office of Trade
& Services
FirstName LastName